Filed by Hammerhead Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation IV

Commission File No.: 001-40731

Decarbonization Plus Acquisition Corporation IV Reminds Shareholders to Vote in Favor of Proposed Business

Combination with Hammerhead

Menlo Park, CA (January 12, 2023) – Decarbonization Plus Acquisition Corporation IV (NASDAQ: DCRD) (“DCRD”), a publicly-traded special purpose acquisition company, reminds its shareholders to vote in favor of the previously announced business combination with Hammerhead Resources Inc. (“Hammerhead”), a Calgary-based energy company.

DCRD has commenced mailing of its definitive proxy statement (the “Proxy Statement”) and voting instruction form or a proxy card relating to the extraordinary general meeting of DCRD shareholders (the “Extraordinary General Meeting”) to DCRD shareholders of record as of the close of business on December 14, 2022 (the “Record Date”), who will be entitled to attend and participate in the Extraordinary General Meeting.

The Extraordinary General Meeting to approve the proposed business combination and related matters is scheduled to be held on January 23, 2023 at 10:00 a.m. Eastern Time. The Special Meeting will be held at the offices of Vinson & Elkins L.L.P. located at 1114 Avenue of the Americas, 32nd Floor, New York, NY 10036 and virtually via live webcast at

https://www.cstproxy.com/decarbonizationplusacquisitioniv/2023.

Additional information on how shareholders of record may vote their shares can be found at: https://dcrbplus.com/investor-relations/dcrd-iv/How-to-Vote/.

Every shareholder’s vote is important, regardless of the number of shares held. Accordingly, all DCRD shareholders who held shares as of the Record Date and have not yet voted are encouraged to do so as soon as possible so that their votes are received by DCRD prior to the deadlines set forth below. For the avoidance of doubt, DCRD shareholders who owned shares as of the Record Date and subsequently sold all or a portion of their shares are STILL entitled to vote, and are encouraged to do so.

DCRD’s board of directors recommends you vote “FOR” the business combination with Hammerhead and “FOR” all of the related proposals described in the Proxy Statement filed by DCRD with the Securities and Exchange Commission (“SEC”) on December 30, 2022.

Voting is simple. There are three ways to vote:

1.

Vote Online (Highly recommended): Follow the instructions on the Voting Instruction Form provided by the broker, bank or nominee through which you hold shares. To vote online, access the designated voting website by entering your voting control number, which you can find on the Voting Instruction Form provided by your broker, bank, or nominee. Once you access the website, simply follow the instructions provided. Internet votes must be received by DCRD by 11:59 p.m., Eastern Time, on January 22, 2023. However, your broker, bank or nominee may have an earlier deadline to receive your vote.

2.

Vote at the Meeting: If you plan to attend the Extraordinary General Meeting, you will need your voting control number to vote electronically at the Extraordinary General Meeting. You can find your control number and the address for the Extraordinary General Meeting on the Voting Instruction Form provided by your broker, bank or nominee.

3.

Vote by Mail: Follow the instructions provided by your broker, bank or nominee on the Voting Instruction Form mailed (or e-mailed) to you. To send in your vote via mail, you will need your voting control number, which you can find on the Voting Instruction Form provided by your broker, bank or nominee. Please be sure to, (1) mark, sign and date your Voting Instruction Form; (2) Return your Voting Instruction Form in the envelope provided or through any other means described in your Voting Instruction Form; and (3) Mail as soon as possible so that your vote arrives before January 23, 2023. Mail votes must be received by DCRD prior to the Extraordinary General Meeting at 10:00 a.m., Eastern Time, on January 23, 2023

YOUR CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. Control numbers are unique to each individual account and only your bank, broker or nominee has access to this information. If you did not receive or have misplaced your Voting Instruction Form, contact the broker, bank or nominee through which you hold your shares for a form replacement or to obtain your control number. You will need this in order to vote or to attend the Extraordinary General Meeting.

About Decarbonization Plus Acquisition Corporation IV

Decarbonization Plus Acquisition Corporation IV is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. DCRD is sponsored by an affiliate of Riverstone Holdings LLC.

About Hammerhead

Hammerhead is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead was formed in 2009 and has over 85 employees as of September 1, 2022.

Forward Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Hammerhead’s or DCRD’s ability to effectuate the proposed business combination discussed in this communication; statements related to the commencement of mailing of the Proxy Statement; and statements related to the Extraordinary General Meeting. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Hammerhead Energy Inc.’s (“NewCo’s”), Hammerhead’s or DCRD’s views as of any subsequent date, and none of NewCo, Hammerhead or DCRD undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither NewCo nor DCRD gives any assurance that either NewCo or DCRD will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, NewCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination by DCRD’s business combination deadline and the failure to obtain an extension of the business combination deadline; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against NewCo, DCRD, Hammerhead or any investigation or inquiry following announcement of the proposed business combination, including in connection with the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain approval of DCRD’s shareholders; (v) Hammerhead’s and the post-combination company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the ability of the parties to obtain the listing of the post-combination company’s common shares and warrants on Nasdaq upon the closing of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Hammerhead; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of redemptions by DCRD’s public shareholders being greater than expected; (xi) the management and board composition of the post-combination company following completion of the proposed business combination; (xii) limited liquidity and trading of the post-combination company’s securities; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that Hammerhead or DCRD may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that the COVID-19 pandemic or another major disease disrupts Hammerhead’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Hammerhead’s resources; (xix) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xx) other risks and uncertainties indicated from time to time in the Proxy Statement relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRD’s other filings with the SEC.

Important Information for Investors and Shareholders and Where to Find It

In connection with the proposed business combination, NewCo filed a registration statement on Form F-4 (as amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement of DCRD and a preliminary prospectus of NewCo. The Registration Statement is now effective, and the Proxy Statement has been mailed to DCRD shareholders of record as of the close of business on December 14, 2022. The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the proposed business combination and the other matters to be voted upon at the Extraordinary General Meeting. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. DCRD and NewCo may also file other documents with the SEC regarding the proposed business combination. DCRD’s shareholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus contained therein, and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials contain important information about DCRD, Hammerhead, NewCo and the proposed business combination.

DCRD shareholders and other interested persons can obtain, free of charge, copies of the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by DCRD and NewCo through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

DCRD, Hammerhead, NewCo and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed business combination. More detailed information regarding the directors and officers of DCRD, and a description of their interests in DCRD, is contained in DCRD’s filings with the SEC, including DCRD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022, and is available free of charge at the SEC’s web site at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed business combination and other matters to be voted upon at the Extraordinary General Meeting is set forth in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This communication relates to a proposed business combination between Hammerhead and DCRD. This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any offer, sale or exchange of securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

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DCRD Media Contact

Daniel Yunger

Kekst CNC

daniel.yunger@kekstcnc.com